May 18, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Cecilia Blye, Chief of Office of Global Security Risk Pradip Bhaumik, Special Counsel Amanda Ravitz, Assistant Director of Division of Corporation Finance
Re:	AU Optronics Corp. Form 20-F for the Year Ended December 31, 2014 Filed March 24, 2015 File No. 001-31335

Dear Ms. Blye, Mr. Bhaumik and Ms. Ravitz:

AU Optronics Corp. (the “Company”) acknowledges receipt of a comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated May 5, 2015 with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2014.

The Company respectfully informs the Staff that the Company received the comment letter on May 13, 2015.  In addition, given the nature of the comments, the Company would need additional time to thoroughly review and analyze the comments, gather necessary information and discuss with relevant personnel to provide a comprehensive response.  In light of the above, the Company regrettably will not be in a position to respond to the Staff’s comments within ten business days, as requested by the Staff.  The Company therefore respectfully requests an extension of the due date of its response and expects to be in a position to respond to the Staff’s comments by May 29, 2015.

The Company appreciates the Staff’s understanding and accommodation in this regard. Should you have any questions or concerns, please do not hesitate to contact the undersigned by telephone at (886) 3-500-8800, by fax at (886) 3-564-3370, or by email at IR@auo.com, or James C. Lin of Davis Polk & Wardwell LLP by telephone at (852) 2533-3368, by fax at (852) 2533-1768 or by email at james.lin@davispolk.com.

Sincerely,

AU Optronics Corp.

/s/ Andy Yang

Name: Andy Yang

Title: Chief Financial Officer

cc:     James C. Lin, Davis Polk & Wardwell LLP